                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000
                          COMMISSION FILE NUMBER
                                                 -------


                 AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The Affiliated Computer Services, Inc. Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.




                                INDEX TO EXHIBITS

Exhibit No.           Description
-----------           -----------
23                    Consent of Salmon, Beach & Company, P.C.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN

By:    /s/ Lora Villarreal
       -------------------------------
Name:  Lora Villarreal
Title: Administrative Committee Member

Date:  June 29, 2001

                       AFFILIATED COMPUTER SERVICES, INC.

                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 2000



Independent Auditors' Report..................................................................................... 1


Statements of Net Assets Available for Benefits
   December 31, 2000 and 1999.....................................................................................3


Statement of Changes in Net Assets Available for
   Benefits-Year Ended December 31, 2000..........................................................................4


Notes to Financial Statements.................................................................................... 5


Supplemental Schedule............................................................................................10

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of
Affiliated Computer Services, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Affiliated Computer Services, Inc. Savings Plan ("Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Affiliated Computer Services, Inc. Savings Plan
Page two


Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects on the Schedules of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6 as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   Salmon, Beach & Company,
                                   A Professional Corporation
                                   Certified Public Accountants & Consultants

June 21, 2001
Dallas, Texas

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                                 2000                1999
                                                             --------------     --------------
Funds held in Uninvested Cash Accounts                       $           --     $       97,207
Funds held in Connecticut General Life Insurance
    Guaranteed Income Fund                                       11,624,613         10,418,021

Participant Directed Investments:
    Pooled separate accounts held by Connecticut
        General Life Insurance
       At fair value:
      Corporate Bond Fund                                         1,331,180          1,554,506
      CIGNA Lifetime60, 50, 40, 30 & 20                           1,523,026          1,130,734
      Stock Index                                                 1,213,709          1,306,969
      Putnam Large Growth                                         2,421,468          4,066,607
      Fidelity Advisor Equity Growth                              6,959,778          8,766,282
      Fidelity Advisor Growth Opportunities                       8,224,157         13,142,253
      Twentieth Century Ultra                                     2,964,404          3,325,652
      Small Growth Fund                                           2,503,785            998,790
      Small Company Stock Fund                                    5,927,875          5,436,774
      Janus Worldwide                                             6,626,196          7,220,178
      Fidelity Puritan                                              578,067            251,267
                                                             --------------     --------------
                                                                 40,273,645         47,200,012

Participant Loans                                                 2,141,445          2,018,780
                                                             --------------     --------------
                                                                 54,039,703         59,734,020
Non-participant Directed Investments:
    ACS Stock                                                     8,403,265          5,905,093
                                                             --------------     --------------
                                                                 62,442,968         65,639,113
Receivables:
    Employee contributions                                          203,294                 --
    Employer matching contributions                                  43,757                 --
                                                             --------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS                            $   62,690,019     $   65,639,113
                                                             ==============     ==============


     The accompanying notes are an integral of these financial statements.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                   PARTICIPANT    NON-PARTICIPANT
                                                                    DIRECTED          DIRECTED             TOTAL
                                                                 -------------      -------------      -------------
Additions:
    Contributions:
      Participants                                               $   5,821,300      $     472,460      $   6,293,760
      Employer                                                          96,168          1,235,606          1,331,774
      Rollover from other plans                                        682,340              7,429            689,769
                                                                 -------------      -------------      -------------

        Total contributions                                          6,599,808          1,715,495          8,315,303
                                                                 -------------      -------------      -------------

    Earnings on investments:
      Net realized/unrealized appreciation on investments           (4,223,309)         2,285,319         (1,937,990)
      Other income                                                      (1,008)             1,008                 --
      Interest/Dividends                                               627,248             14,339            641,587
                                                                 -------------      -------------      -------------
        Total earnings on investments                               (3,597,069)         2,300,666         (1,296,403)
                                                                 -------------      -------------      -------------

          Total additions                                            3,002,739          4,016,161          7,018,900
                                                                 -------------      -------------      -------------

DEDUCTIONS:
      Benefits paid to participants                                  9,231,885            768,695         10,000,580
      Defaulted loan                                                        --                 --                 --
      Plan expenses                                                     40,761              7,493             48,254
                                                                 -------------      -------------      -------------

          Total deductions                                           9,272,646            776,188         10,048,834
                                                                 -------------      -------------      -------------

Net transfers from other plans                                         822,641           (741,801)            80,840
                                                                 -------------      -------------      -------------

Decrease in net assets                                              (5,447,266)         2,498,172         (2,949,094)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period                                                 59,734,020          5,905,093         65,639,113
                                                                 -------------      -------------      -------------

End of period                                                    $  54,286,754      $   8,403,265      $  62,690,019
                                                                 =============      =============      =============




    The accompanying notes are an integral part of this financial statement.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE 1.  PLAN DESCRIPTION

The following description of the Affiliated Computer Services, Inc. (Company) Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. is the sponsor of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1989, upon conversion of an existing employee contribution savings plan. The Plan was amended and restated as of January 1, 1999. The amended Plan merged the assets of the Affiliated Computer Services, Inc. Savings Plan with the Roadway Savings Plan and the Micah Plan as of January 1, 1999. Roadway and Micah are separate divisions owned by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code of 1986.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds at December 31, 2000:

GENERAL ACCOUNT

     CIGNA Charter Guaranteed Income Fund is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS

     CIGNA Charter Corporate Bond Fund primarily invests in investment-grade, publicly traded U.S. dollar-denominated corporate bonds.

     CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

     CIGNA Stock Market Index Account invests primarily in Standards and Poor's 500 index companies.

     Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

     Fidelity Advisor Equity Growth Account invests primarily in common and preferred stock and securities convertible into common stock.

     American Century - Twentieth Century Ultra Account invests in equity securities of large and medium-sized companies that offer the potential for better-than-average prospects for capital appreciation.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

     Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

     Small Company Stock - Value I Fund (Berger Associates, Inc.) invests primarily in common stocks of small companies.

     Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stocks of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

     Janus Worldwide Account invests primarily in common stocks of foreign and domestic companies to provide long-term growth of capital and preservation of capital.

     Affiliated Computer Services (ACS) stock is an investment in the Company's stock.

     Fidelity Puritan Fund invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities that may include a lower quality debt. At least 25% of the total assets are invested in fixed income senior securities.

FUNDING

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who have at least six months of service, attained the age of 18 and elect to participate.

Participating employees may contribute up to the lesser of fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution to the plan based on a percentage of the participant's compensation and company profitability as decided by the Company's Board of Directors. In 2000, the Company made matching contributions of 25% up to 6% of compensation for Affiliated Computer Service, Inc. employees. The Company made matching contributions of 50% up to 7% of compensation for employees of the Roadway division. No discretionary match was made for Micah division employees. Company matches are made in Affiliated Computer Service, Inc. stock. Participants must maintain their matching contribution of Company stock for at least two years. The Company may make a profit sharing contribution, however no contribution was made for 2000.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
ALLOCATION

Each participant's account is credited with the participants' and the Companies' matching contributions and allocated monthly to each participant's account. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated among participants on the last day of the Plan year in the same proportion of the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING

Employee contributions are 100% vested. Vesting of employer contributions occurs at the following rates:


                                    Years of Vesting Service                  Vested Interest
                                    ------------------------                  ---------------
                                    Less than two years                               0%
                                    Two to three years                               50%
                                    Three to four years                             100%


PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rate is a reasonable rate commensurate with current rates. Interest rates range from 6 percent to 16 percent. Principal and interest is paid ratably through weekly payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION

The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
FORFEITURES

Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce the employer contributions. At December 31, 2000, the Plan maintained a balance of $17,854 in forfeited non-vested accounts and utilized $40,328 in forfeitures to offset employer contributions.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

CIGNA Retirement & Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS

The Internal Revenue Service has determined by letter dated March 11, 1994, that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has since been amended, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION

The Plan holds funds for 556 terminated employees with account balances totaling $8,402,919 at December 31, 2000.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 5.  INVESTMENTS

The Plan maintains the following investments which represent 5% or more of net assets available for benefits at December 31, 2000:

Participant Directed:
   Guaranteed Income Fund                                                  $    11,624,613
   Fidelity Advisor Equity Growth Fund                                           6,959,778
   Fidelity Advisor Growth Opportunities                                         8,224,157
   Small Company Stock Fund                                                      5,927,875
   Janus Worldwide                                                               6,626,196

Non-participant directed:
   ACS Stock                                                                     8,403,265

NOTE 6.  INFORMATION CERTIFIED BY TRUST COMPANY

Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statement of net assets available for plan benefits as of December 31, 2000 and for the year then ended, except for information related to participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7.  RELATED PARTY TRANSACTIONS

The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

NOTE 8.  SUBSEQUENT EVENT

It is anticipated that the Plan's assets will be consolidated into a multi-employer plan of Affiliated Computer Services (parent company) as of July 1, 2001.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                                DECEMBER 31, 2000






                              SUPPLEMENTAL SCHEDULE

AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN# 51-0310342
PLAN NUMBER: 001


                                (c) DESCRIPTION OF INVESTMENT
      (b) IDENTITY OF ISSUE,    INCLUDING MATURITY DATE, RATE OF
       BORROWER, LESSOR, OR    INTEREST, COLLATERAL, PAR, OR MATURITY                      (e) CURRENT
(a)    SIMILAR PARTY                        VALUE                            (d) COST          VALUE
---  -----------------------   ----------------------------------          ------------     ------------
*    CIGNA                     CHTR. Guaranteed Income Fund                $ 11,624,613     $ 11,624,613

*    CIGNA                     CHTR. Corporate Bond-CIGNA                     1,198,795        1,331,180

*    CIGNA                     CIGNA Lifetime 60                                163,070          176,805

*    CIGNA                     CIGNA Lifetime 50                                344,395          382,360

*    CIGNA                     CIGNA Lifetime 40                                560,827          594,574

*    CIGNA                     CIGNA Lifetime 30                                212,836          227,596

*    CIGNA                     CIGNA Lifetime 20                                136,956          141,691

*    CIGNA                     Chtr Large Co Stk Index-CIGNA                  1,208,436        1,213,709

*    CIGNA                     Chtr Lg Co Stock Growth-Putnam                 2,321,507        2,421,468

*    CIGNA                     Fidelity Advisor Equity Growth                 6,027,687        6,959,778

*    CIGNA                     Fidelity Adv Growth Opportunities              8,964,967        8,224,157

*    CIGNA                     American Century Ultra Account                 3,106,652        2,964,404

*    CIGNA                     Chtr Sm Co Stk Growth-Fiduciary                2,355,308        2,503,786

*    CIGNA                     CHTR. Sm Co Stock Value I - Berger             4,378,243        5,927,875

*    CIGNA                     Janus Worldwide Account                        6,497,904        6,626,196

*    NATL FIN SER CORP         Affiliated Computer Services Stock             5,466,792        8,403,265

*    CIGNA                     Fidelity Puritan Account                         537,773          578,067

                               Participant Loans (6 to 16% interest rate)            --        2,141,445
                                                                           ------------     ------------
                                                                           $ 55,106,761     $ 62,442,968
                                                                           ============     ============
*                              Denotes a party-in-interest.